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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                        (Amendment No.     7     )*
                                      -----------

                        CHEMICAL WASTE MANAGEMENT, INC.
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securties)

                                   163812100
                           -------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages
SEC 1745 (2/92)
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- -----------------------                                  ---------------------
  CUSIP No. 163812100                   13G                Page 2 of 5 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WMX Technologies, Inc.
          IRS Employer Identification No. 36-2660763
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Delaware


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5        164,278,417 shares of common stock, $.01
     NUMBER OF                par value /1/,/2/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6        None

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        142,663,026 shares of common stock, $.01
    REPORTING                 par value /1/, /2/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8        21,615,391 shares of common stock, $.01
                              par value /1/

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9        164,278,417 shares of common stock, $.01 par value /1/, /2/


- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11        78.6%


- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12        CO


- ------------------------------------------------------------------------------

/1/ This information is qualified by the information set forth in reponse to
    Item 4 below as to the right of holders of certain debt securities to exchange such debt securities for shares of Chemical Waste Management, Inc. common stock, $.01 par value, which information is incorporated herein by reference.
/2/ Includes 9,400,000 shares beneficially owned through wholly-owned subsidiaries of the reporting person.


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                                                                     Page 3 of 5

ITEM 1.  Issuer.
         ------

     (a)    The name of the issuer is Chemical Waste Management, Inc.

     (b) The address of the principal executive offices of the issuer is 3001 Butterfield Road, Oak Brook, Illinois 60521.

ITEM 2.  Person Filing.
         -------------

     (a) The name of the person filing this Amendment No. 7 to Schedule 13G is WMX Technologies, Inc.

     (b) The address of the principal business office of WMX Technologies, Inc. is 3003 Butterfield Road, Oak Brook, Illinois 60521.

     (c) The person filing this Amendment No. 7 to Schedule 13G is a Delaware corporation.

     (d)(e) The title of the class of securities with respect to which this Amendment No. 7 to Schedule 13G is filed is Chemical Waste Management, Inc., common stock, $.01 par value, CUSIP No. 163812100 ("Common Stock").

ITEM 3.  Type of Reporting Person.  Not applicable.
         ------------------------

ITEM 4.  Ownership.
         ---------

     (a)    Amount Beneficially Owned:  164,278,417 shares of Common
            Stock/(1)(2)/

     (b)    Percent of Class:  78.6%/(1)(2)/

     (c)    Number of shares as to which such person has:

            (i)    sole power to vote or direct the vote:  164,278,417
                   shares/(1)(2)/

            (ii)   shared power to vote or to direct the vote:  None/(1)/

            (iii)  sole power to dispose or cause the disposition of:
                   142,663,026 shares/(1)(2)/

            (iv)   shared power to dispose or to direct the disposition of:
                   21,615,391 shares/(1)/

ITEM 5.  Ownership of Five Percent or Less of a Class.  Not applicable.
         --------------------------------------------

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                                                                     Page 4 of 5

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

           For information concerning the right of holders of certain debt securities to exchange the debt securities for shares of Common Stock, and hence to become entitled to payment of dividends, see the information set forth in footnote (1) below which is incorporated by reference herein.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
         ------------------------------------------------------------------
         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.
         ----------------------------------------------------------
         Not applicable.

ITEM 9.  Notice of Dissolution of Group.  Not applicable.
         ------------------------------

ITEM 10. Certification.  Not applicable.
         --------------

- ----------------
(1) During 1988, the reporting person, pursuant to an Indenture, issued Liquid Yield Option Notes due 2012 ("LYONs") exchangeable for shares of Common Stock. Pursuant to the Indenture, the reporting person entered into an Escrow Agreement whereby the reporting person escrowed 27,893,160 shares of Common Stock to be distributed upon the exchange of LYONs. In the Indenture, the reporting person agreed, subject to certain exceptions for the sale or tender of such Common Stock under certain circumstances, to use its best efforts to preserve unimpaired the right of each holder of LYONs, upon exchange thereof, to receive such number of shares of Common Stock as such holder shall from time to time be entitled to receive in accordance with the terms of the Indenture, which number aggregated 21,615,391 shares as of December 31, 1993. Such number is subject to adjustment in the future pursuant to the anti-dilution and certain other provisions of the Indenture. The reporting person has sole voting power over such shares unless and until an event of default occurs.

     The foregoing is qualified in its entirety by the terms of the Indenture and the Escrow Agreement, which were filed as Exhibits 4(a) and 4(b), respectively, to Amendment No. 1 to the reporting person's registration statement on Form S-3, filed on October 21, 1988, Registration No. 33-24615, and are incorporated herein by reference.

(2) Includes 9,400,000 shares beneficially owned through wholly-owned subsidiaries of the reporting person.

                            *          *          *

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1994              WMX TECHNOLOGIES, INC.


                                       By: /s/  Herbert A. Getz
                                           ------------------------------
                                                Herbert A. Getz
                                                Vice President and Secretary